Exhibit 99.2

INNOVATIVE THERAPIES TRANSFORMING LIVES N OVEMBER 2025 ( NASDAQ : NCEL ) ©2025 NewCelX Ltd.

Disclaimer This presentation contains express or implied forward - looking statements within the Private Securities Litigation Reform Act of 1995 and other U . S . Federal securities laws . For example, NewCelX Ltd . (“ NewCelX ,” “we,” “our” or “us”) is using forward - looking statements when we discuss the timing and outcome of our planned clinical trials, including the Phase IIa trial of AstroRx ® in ALS ; our expectations regarding the pre - IND and IND filings for IsletRx ; the development and regulatory path for the DOXA platform ; our ability to obtain regulatory approvals ; our ability to secure and maintain patent protection ; our plans for collaborations and partnerships ; our anticipated market opportunities ; and, our prospects for future growth and revenue generation . These forward - looking statements and their implications are based on the current expectations of our management only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : changes in technology and market requirements ; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials ; our products may not be approved by regulatory agencies, our technology may not be validated as it progresses further and its methods may not be accepted by the scientific community ; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products ; unforeseen scientific difficulties may develop with our process ; our products may wind up being more expensive than we anticipates results in the laboratory may not translate to equally good results in real clinical settings ; results of preclinical studies may not correlate with the results of human clinical trials ; our patents may not be sufficient ; our products may harm recipients ; changes in legislation may adversely impact us ; inability to timely develop and introduce new technologies, products and applications ; loss of market share and pressure on pricing resulting from competition, which could cause our actual results or performance to differ materially from those contemplated in such forward - looking statements . Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" in our annual report on Form 20 - F for the year ended December 31 , 2024 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www . sec . gov, and in subsequent filings made by us with the SEC, including under the heading “Risk Factors” in our proxy statement/prospectus, filed with the SEC on September 10 , 2025 . Our logo and some of our trademarks and tradenames are used or incorporated by reference in this presentation . This presentation also includes trademarks, tradenames and service marks that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks . We obtained the statistical data, market data and other industry data and forecasts described by reference in this presentation from market research, publicly available information and industry publications . Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information . Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information . 2 2

Who We Are NewCelX Ltd. (Nasdaq: NCEL) is a biotechnology company created following the merger of NLS Pharmaceutics (Nasdaq: NLSP) and Kadimastem (TASE: KDST). The merger combines Kadimastem’s world - class stem - cell and regenerative - medicine platforms and NLS’s expertise in central nervous system (CNS) drug development with to create a unified, clinical - stage company advancing both cell - based and small - molecule therapies. Strategic Rationale Builds a diversified portfolio addressing neurodegenerative and metabolic diseases including Amyotrophic lateral sclerosis (ALS) and Type 1 Diabetes Combines Swiss operational discipline with Israeli innovation under one global biotech entity Expands clinical pipeline with AstroRx® , IsletRx , and the DOXA orexin - pathway program Strengthens financial position and Nasdaq visibility, enhancing global investor access NewCelX A Strategic Merger Uniting Strength and Innovation The merger of NLS Pharmaceutics Ltd. and Kadimastem Ltd. (October 2025) 3

NewcelX : A Platform Biotech Built on a Hub - and - Spoke Model Integrating Science, Structure, and Scale Objective: Accelerate innovation while de - risking each development path . Cell Therapy – Diabetes CNS / ALS Orexin / Metabolic Programs Core science, CMC, Corporate Governance , and Financing . Focused subsidiaries or programs developing individual therapies Power of Integration : One model supporting multiple therapeutic programs built on a shared core platform. 4 AV1

Multiple therapeutic programs shared through a single platform CAPITAL EFFICIENCY DE - RISKED PORTFOLIO DIVERSIFIED VALUE CREATION PARTNERSHIP OPTIONALITY Success in one spoke reinforces platform validation Shared infrastructure between clinical programs, flexible financing Each spoke can attract its own co - development or licensing deal Strategic Benefits for Investors and Partners The Diabetes Spoke exemplifies how NewcelX converts platform science into focused, high - value therapeutic opportunities 5

6 Scientific Innovation leading the field in multitarget cellular therapies, with a focus on groundbreaking regenerative treatments Dedicated to developing cellular therapies for a range of complex diseases, and utilizing innovative Orexin receptor platform 6

Product Platform Pipeline DOXA DIABETES (Insulin dependent) CELL THERAPIES ASTRORX ® & ISLETRX RESEARCH PRE - CLINICAL PHASE 1 PHASE 2 a PHASE 3 MARKET Glaucoma and other NDD 1 st Generation – Microencapsulation + Orexin * 2 nd Generation - immune evasion (iTOL102) Multiple Sclerosis ALS - demonstrated encouraging results in the clinical trial ( Orphan Drug Designation ) Narcolepsy Neurodegenerative / Neuroinflammation Diseases such as Alzheimer’s and Parkingson's Disease T2D* * Adding orexin could potentially be used for T2D as it plays a role in metabolic regulation CNS 7

Our CNS pipeline features innovative therapeutic solutions currently in US multi - site phase IIa clinical stage for ALS treatment AstroRx ® and in advanced preclinical stages with Dual Orexin Agonist platform (DOXA) for other neurological disorders. In our Diabetes Program, (pre - IND stage), IsletRx provides an unlimited supply of highly purified and functional insulin - secreting pancreatic islet cells. 8

Patent Protection Patents in major countries/markets such as the US, EU and other countries providing NewCelX with robust technology protection Directed differentiation of astrocytes from human pluripotent stem cells for use in drug screening and the treatment of amyotrophic lateral sclerosis (ALS) Methods of generating glial and neuronal cells Methods of generating glial and neuronal cells and use of same for the treatment of medical conditions of the CNS Insulin producing cells derived from pluripotent stem cells Methods for differentiating and purifying pancreatic endocrine cells Dihydro - quinazoline , - benzothiazine and - benzoxazine derivatives and use thereof as orexin receptors agonists for treating or preventing neurological diseases Dihydro - quinazoline , - benzothiazine and - benzoxazine derivatives and use thereof as orexin receptors agonists for treating or preventing neurological diseases PCT Phase PCT Phase Granted 2 Granted Granted Granted Granted 1 1. Excluding certain patents in the U.S., China, and Canada. 2. Excluding certain patents in the U.S. and Brazil. 9 AV1 AV2 AV3

2019 Semma Therapeutics September 2019 Acquisition by Vertex $950M. 2 Diabetes Preclinical stage 20 21 Regenerative Cell Technology Preclinical stage Sana Biotechnology, Inc. February 2021 20 20 ALS Drug Amylyx IPO – Nasdaq Raised $190 Million at Pre - money evaluation of $1B 4 January 2022 Regenerative Cell Technology Diabetes Preclinical stage ViaCyte July 2022 Acquisition by Vertex $320M 6 IPO – Nasdaq $ 6.38B Market Cap 3 An Active Market – Key Recent Transactions & Developments 20 22 20 23 20 24 20 25 B lu e R ock August 2019 A cquisition by Bayer $600M. 1 Neurology (Parkinson) Preclinical stage Phase 1 for oral orexin - 2 receptor agonist Sumitomo Pharma U pfront payment of $50 million, eligible to receive milestone - related payments of up to $1.09 billion 5 May 2022 O ral orexin - 2 receptor (OX2R) agonist Harmony Biosciences April 2024 Exclusive licensing agreement with Bioprojet upfront license fee of $25.5 million 7 Positive Clinical Results from Type 1 Diabetes Study of Islet Cell Transplantation Without Immunosuppression 8 Sana Biotechnology, Inc. December 2024 10

Technology Competition

Company	Product	Development stage	Cell source	Technology
Cell Therapy Technology Competition				
Vertex[1]	**VX-880**	Phase 1	Stem cells-derived Islets	Liver infusion + immunosuppression
Seraxis[2]	**SR-02**	Phase 1	Stem cells-derived Islets	Omentum + immunosuppression
Sigilon (Ely Lilly)[3]	**SIG-002**	Preclinical	Stem-cell derived islets	Microencapsulation
Sernova[4]	**Stem-cell derived islets in Cell Pouch**	Preclinical	Stem-cell derived islets	Cell Pouch™ bio-hybrid organ
Aspect Biosystems (+Novo Nordisk)[5]	**Bioprined islets**	Preclinical	Stem-cell derived islets	Bioprinting
Sana Biotechnology[6]	**SC451**	Preclinical	Stem-cell derived islets	Immune evasion by genetic modification
BrainStorm therapeutics[7]	**NurOwn™**	Completed Phase III	The patient's own bone marrow	Purified autologous MSC-NTF cells
Seneca Biopharma, Inc. [8]	**NSI-566**	Phase IIa	Allogenic cell source	production of regionally specific neural stem cell lines
Q-therapeutics Inc. [9]	**Q-Cells**	Phase I/IIa	Allogenic cell source	glial-restricted progenitor (GRP) cell
Cedars-Sinai Medical Center[10]	**CNS10-NPC-GDNF**		stem cell	neural progenitor cells that have been genetically engineered to produce GDNF
Orexin Receptor Agonists Technology Competition				
Takeda[11]	**TAK-861**	Phase 3		OX2R
Jazz Pharma[12]	**DSP-0187**	Phase 1 halted (safety)		OX2R
Alkermes[13]	**ALKS 2680**	Phase 2		OX2R

11

Proprietary Innovative Platform Mature and functional target cells Treatment of a wide range of diseases Differentiation Committed progenitor cell s Cell product AstroRx® IsletRx Expansion Expand indefinitely Starting material clinical grade human embryonic stem cells or hiPSC (Pluripotent stem cells) Clinical Stage Pre - clinical Stage Indication ALS Insulin dependent diabetes Additional neurological indication The Blastocyst Inner Cell Mass (Embryoblast) Blastocoele (Cavity) Trophectoderm (Trophoblast) Technology platform to allow for differentiation into different cell types hiPSCs Proprietary expansion and differentiation processes of cells intended for treatment of multiple diseases 12

Astrocytes - Cell Therapy Treatment for Neurodegenerative Diseases AstroRx ® AstroRx® Cell Product AstroRx ® has Orphan drug designation from the U.S. Food and Drug Administration (“FDA”)

• ALS is a fatal rare disorder with no cure 2 • About 450,000 ALS patients estimated worldwide , 30,000 patients in the US 2 • Global ALS treatment market valued at $ 300 million in 2023 3 North America is the largest market , with a share of about 60%, followed by Japan, and Europe ( both > 20%). Estimated to reach in 2030 : $ 520.8 million • US ALS healthcare costs : Close to $ 1.02 billion annually of direct and indirect associated costs 4 • Death of motor neurons 1 • Progressive loss of muscle control leads to eventual death 1 • 90 - 95% sporadic and 5 - 10% familial (C9orf72, hSOD1, TDP - 43, FUS) 1 • Disease onset 40 - 70 years , survival from onset of 2 - 5 years 1 • Current FDA approved treatments are Rilutek , Radicava and RELYVRIO with modest effect In ALS, motor nerve cells die, causing muscles to weaken Dead nerve cell Nervous system Muscle ALS – Market and Facts Lou Gehrig Stephen Hawking 14

Why Use Astrocytes for ALS - AstroRx®

AstroRx® contains functional healthy astrocytes to protect ALS-diseased motor neurons using multiple mechanisms of action

In ALS, the patient's own astrocytes fail to support motor neuron survival

Mechanism of Action	ALS Patients' Astrocytes	AstroRx® Healthy, Functional Astrocytes
Secrete neurotrophic factors [1]	☒	✓
Remove toxic factors (i.e. glutamate) [1]	☒	✓
Regulate oxidative stress [1]	☒	✓
Immune-modulation [2]	☒	✓

1. Izrael et al, 2020 Front Neurosci. 2020; 14: 824. doi: 10.3389/fnins.2020.00824
2. Izrael et al, 2021 Front Med (Lausanne) 2021; 8: 740071. doi: 10.3389/fmed.2021.740071



Healthy CNS Environment
ALS Patients' CNS Environment
Injecting AstroRx® Healthy, Functional Astrocytes in the CNS
Astrocyte
Neuron
Capillary
Astrocytes malfunction in ALS
AstroRx® Support motor neurons by secreting neurotrophic factors and clearing toxic environment

16 16 First In Human Clinical Trials Using AstroRx ® 16

• 5 patients in Cohort A (dose 100M cells ) and 5 patients in Cohort B (dose 250M cells ). • 12 - month follow up. • Planned C ohorts C&D were discontinued following Data Safety Monitoring Board (DSMB) recommendation due to COVID - 19 pandemic . AstroRx ® Phase 1/2a FIH clinical trial Good Clinical Safety Profile The Study 1 • Good safety profile • No treatment - related serious adverse events ( SAEs ) • No dose - limiting toxicities were reported Safety Results 1. https://translational - medicine.biomedcentral.com/articles/10.1186/s12967 - 023 - 03903 - 3 17

18 18 AstroRx ® 3 - month Follow - up Results Demonstrated a Clinically Meaningful Decline in Disease Progression Clinical results are consistent between Cohorts A and B ALSFRS - R slope difference between 3 months pre - and post - treatment in Cohorts A and B ALSFRS - R is a Clinically Accepted Measure of Disease State * p =0.0396, **p=0.0023, *** p=0.0004 (MMRM analysis) - 0.88 - 1.43 - 1.15 - 0.3 - 0.78 - 0.54 -1.8 -1.6 -1.4 -1.2 -1 -0.8 -0.6 -0.4 -0.2 0 A B A+B ALSFRS - R slope Slope pre Slope post * ** *** ALSFRS - R points/Month https://translational - medicine.biomedcentral.com/articles/10.1186/s12967 - 023 - 03903 - 3

19 19 AstroRx ® Efficacy Among ALS Rapid Progressors (3 - month Follow - up) * p = 0.0003 (MMRM analysis) ALSFRS - R Slope A nalysis - 1.58 - 0.65 -2 -1.8 -1.6 -1.4 -1.2 -1 -0.8 -0.6 -0.4 -0.2 0 Rapid Progressors (A+B) ALSFRS - R slope Slope pre Slope post * • Rapid progressors are defined as patients who deteriorate at least 1.1 points of ALSFRS - R per month in the run - in period • Analysis of rapid progressors is particularly important since the inclusion of this sub - population of patients in clinical trials in ALS increases the likelihood of demonstrating a drug effect • Responders are defined as showing improvement of at least 25% in the ALSFRS - R rate of decline between pre - and post - treatment periods 80% OF RAPIDLY PROGRESSING PATIENTS RESPONDED TO TREATMENT OF A STRO R X ® https://translational - medicine.biomedcentral.com/articles/10.1186/s12967 - 023 - 03903 - 3

20 20 AstroRx ® study: 1 - year Follow - up Results • S afe and well tolerated in both treatment doses over 12 months • No treatment - related SAEs nor dose - limiting toxicities were reported The results support our plan for a further clinical trial with repeated intrathecal administrations of AstroRx ® , in order to prolong the clinical effect seen by a single dose AstroRx ® Continued Safety Results https://translational - medicine.biomedcentral.com/articles/10.1186/s12967 - 023 - 03903 - 3

21 21 • FDA has approved the IND* for AstroRx® for its planned phase IIa clinical trail • To commence the phase IIa clinical trial in the US at multiple sites • A clinical development strategy to support the product intended use • A RMAT* designation application is planned, to enable expedited development, reviews and to accelerate approval *IND - Investigational New Drug *RMAT - Regenerative Medicine Advanced Therapy AstroRx ® Clinical and Regulatory Plan

Functional Islet Cells – Potential Cure for Type 1 Diabetes IsletRx

Unmet Need in Insulin Dependent Diabetes

Insulin therapy and glucose management are not a cure

Even with strict insulin treatment regimens, patients experience:

- Frequent episodes of severe, undetected hypoglycemia
- Severe glycemic lability
- Progressive diabetic complications:
  - Neuropathies
  - Heart Disease
  - Retinopathy
  - Kidney failure
  - Stroke

Islet transplantation

Restoring patient's ability to naturally produce insulin

- Healthy and functional islet cells can produce and secrete insulin in a regulated manner
- Cadaveric donor islet cell therapy is a safe and clinically validated treatment for Insulin-Dependent Diabetes [1]
- Patients treated achieved Insulin independence for ~2 years following treatment[4]
- Main challenges remaining: a severe shortage of donor islet cells and immune suppression that is unhealthy and not always prevent immune rejection

1 in 9

Adults (20-79 years) has diabetes

589 million adults are living with diabetes worldwide [1]

1.8 million

Children and adolescents below 20 years have type 1 diabetes [2]

3.4 million

Deaths in 2024 attributed to diabetes [3]

Long-term complications increased mortality

338% increase

Over the past 17 years global health expenditure spent on diabetes ($1.015 trillion) [1]

23

What Happens in Type 1 Diabetes


Healthy β-cells
Physiological insulin secretion from β-cells
150(mg/dl)
125
100
Normal sugar levels
Normoglycemia
Healthy
Type 1 Diabetes
Pancreas
Destroyed β-cells
No insulin secretion of due to β-cells death
150(mg/dl)
125
100
High sugar levels
Hyperglycemia
Type 1 Diabetes: β-cells are destroyed due to immune attack

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POTENTIAL CURE FOR INSULIN DEPENDENT DIABETES USING ISLETRX

• Regenerative medicine without the need for life - long immunosuppression • Leverages the naturally occurring protein , Fas Ligand ( FasL ) • Creates localized immune privilege environment • BIRD Grant funded (~$1M) • INTERACT Meeting with the FDA ( January 2024) • Successful POC results (June 2024) • Pre - IND Q4 2024 iTOL - 102: Kadimastem & iTolerance co - development Local Immune tolerance to allow IsletRx Plus survival and function 26

In-Scaffold-IsletRx^{Plus}


A
B
C
500 µm
1000 µm
500 µm


200 µm

Intact IsletRx cells


C-Peptide (fmol/mL)
C-Peptide (fmol/mL)
250
200
150
100
50
0
0
15
30
45
60
75
Days (Day 0=Tx)
I.P Scaffold
I.P Capsule

Insulin secretion from IsletRx seeded in bio-engineered scaffold

- **Bioengineered 3D Printed Device:** IsletRx cells can be implanted in a bioengineered device featuring a 3D printed scaffold for easier surgical retrieval and immuno-isolation
- **Innovative 3D Printing Process:** The scaffold utilizes melt electrospinning writing (MEW), a novel solvent-less technique that creates micrometer-thin fibers with highly controllable architectures
- **Successful Preclinical Results:** Encapsulated islets in scaffolds demonstrated production of human insulin and maintained viability for approximately 3 months in preclinical studies

27

• Long - term therapeutic effect was achieved in an immunocompetent animal model (C57BL/6 mice ) • IsletRx Plus cells well protected from host immune system Encap - IsletRx Plus Preclinical Efficacy Encap - IsletRx Plus treated diabetic mice (STZ) demonstrated balanced and normal blood glucose levels Days post treatment Blood Glucose (mg/dl) https://www.frontiersin.org/journals/endocrinology/articles/10.3389/fendo.2021.635405/full 28

Comprehensive Multi - Target Strategy Integration of technologies Leveraging combined platforms to address multiple facets of diabetes management, including blood sugar regulation, metabolic health, and neurological support Focus on systemic health Targeting not just glucose control, but also optimizing cognitive function, reducing oxidative stress, and improving overall metabolic resilience Impact on Patient Outcomes Enhanced long - term care Establishing solutions that provide sustainable glycemic control while mitigating the complications of diabetes on the nervous system and immune function Transformative Potential in Diabetes Treatment with IsletRx and DOXA A New Era in Diabetes Care 29

Comprehensive Diabetes Care Strategic Context The merger of Kadimastem and NLS Pharmaceutics unites regenerative medicine and pharmaceutical innovation under NewCelX — a shared platform developing transformative therapies for metabolic and neurological diseases. IsletRx and DOXA serve as synergistic pillars addressing diabetes through complementary mechanisms. Harnessing Innovation for a Holistic Approach to Diabetes Management Innovative Technologies Combining cutting - edge pharmaceutical science with regenerative cell therapy expertise. Holistic Strategy Addressing diabetes as a multi - systemic disorder impacting glucose control, CNS function, immune response, and metabolic balance. Pharmaceutical Innovations A multi - targeted approach aligning metabolic and neurological pathways to reduce diabetic complications, integrating neuroprotection and metabolic regulation to counter neuroinflammation and energy imbalance. 30

• Expand Collaboration • Pre - IND meetings with FDA • Upscaling and GMP production • IND for Clinical Trial • Q1 2025 – Pre - IND Microencapsulation Immune protection through collaborations IsletRx Clinical and Regulatory Next Steps 31

32 32 DOXA Platform (Dual Orexin Receptor Agonist) Target indications: Rare Sleep Disorders (Narcolepsy, Idiopathic Hypersomnia) Neurodegenerative / neuroinflammation diseases (such as ߙ - synucleinopathies ) Diabetes - Associated Neurological Disorders (DANS)

Narcolepsy Market Data and Unmet Medical Need • The Neurodegenerative Disease Market was valued at USD 45.2 billion in 2024 and is projected to reach USD 78.9 billion by 2034, registering a CAGR of 5.7%. 1 • Key unmet needs include better symptom management, neuroprotection, and slowing disease progression Neurodegenerative Diseases Market: • The Hypersomnia Treatment Market is estimated to be valued at USD 3.6 billion in 2025 and is projected to reach USD 5.2 billion by 2035, registering a compound annual growth rate (CAGR) of 3.7% over the forecast period 2 . • Existing therapies provide symptomatic relief but fail to address underlying neurodegeneration Sleep Disorders Market: • Lack of disease - modifying therapies • High cost and side effects of current treatments • Poor patient adherence due to adverse effects Current Unmet Needs: 33

• Comprehensive symptom management • Addressing autoimmune and neuroinflammatory aspects • Reducing risk of receptor desensitization in targeting both OX1R/OX2R • Innovative Therapeutics : • A portfolio centered on dual orexin receptor agonists , targeting both OX1R and OX2R, critical in managing sleep - wake cycles and neuroinflammatory processes  Dual Orexin Receptor Agonists (DOXA) for Narcolepsy DOXA is designed to offer both symptomatic relief and disease - modifying potential 34

80.21 52.80 109.21 89.04 0 20 40 60 80 100 120 Tot / Duration (min) Mean / Duration (min) Vehicule AEX41 40mg/kg Average Wake Duration (min) AEX - 41 Results: • Increased wakefulness by 75 % at optimal doses in preclinical narcolepsy models. • Reduced slow - wave and REM sleep interruptions by over 40%, suggesting improved sleep architecture. • Potential neuroprotective effects via cathepsin inhibition. Safety Profile: • No significant liver toxicity in preliminary studies. • Well - tolerated doses in animal models with favorable PK/PD profiles. Pre - Clinical Results OX142_63 Vehicle AEX - 41 40mg/kg 35

AEX - 41 80 mg/kg AEX - 41 40 mg/kg AEX - 41 5 mg/kg Vehicle (V) Baseline (BL) Parameter 48 min (+118.2%) 40 min (+81.8%) 28 min (+27.3%) 22 min 20 min Wakefulness (1H) 170 min (+112.5%) 140 min (+75.0%) 110 min (+31.0%) 84 min 80 min Wakefulness (4H) 4.5 min ( - 43.8%) 5.0 min ( - 37.5%) 6.2 min ( - 22.7%) 7.5 min 8 min REM Sleep (1H) 18 min ( - 40.0%) 20 min ( - 33.3%) 26 min ( - 13.3%) 28 min 30 min NREM (SWS) Duration (1H) 5.0 min (+42.9%) 4.6 min (+31.4%) 4.0 min (+14.3%) 3.6 min 3.5 min REM Latency (2H) 7 ( - 41.7%) 8 ( - 33.3%) 10 ( - 8.3%) 11 12 NREM Transitions (2H) Key Competitive Advantages • Non - sulfonamide approach to reduce toxicity risks . • Multi - target strategy addressing both metabolic and neuroinflammatory pathways . • Positioned for regulatory exclusivity ( Orphan Drug Designation ). Preliminary AEX - 41 Results (N=4) 36

DOXA Clinical and Regulatory Next Steps • Planned studies will evaluate chronic dosing regimens, extending beyond the single - dose studies in orexin KO mice • IND submission for Phase 1 trials IND - ENABLING STUDIES ( SAFETY , TOXICOLOGY , PK / PD ): 37

Strengths and Value Proposition • Enhanced Capabilities: We leverage advanced cell therapy solutions and innovative approaches to treating rare neurological disorders. This integration facilitates the development of novel therapies that address the multifaceted challenges of conditions such as ALS an d diabetes • Market Expansion: Our unified operations increase market penetration and geographical reach, enabling access to new patient populations and diversification of revenue sources • Strengthened Competitive Position: By consolidating resources and expertise, we are better equipped to effectively compete in a rapidly evolving industry, establishing ourselves as a market leader with a broad portfolio of products. • Revenue Growth Potential: Unlocking new revenue streams through cross - selling opportunities and expanding into previously untapped markets positions us at a great advantage • Long - Term Value Creation: With a combined market presence and access to new innovations, we are set for sustainable growth in the biotechnology sector. Our commitment to pioneering therapies, exemplified by progress with AstroRx® and promising advancement s i n the DOXA platform, underscores our vision for enhancing patient care Our organization is positioned for unprecedented growth in the biotechnology sector, leveraging complementary strengths to enhance our capabilities in delivering comprehensive solutions for patients 38

Scientific Opportunities and Innovation This strategic alignment presents unique scientific opportunities that accelerate our research and development capabilities, benefiting patients and healthcare systems alike. Strategic Alignment Driving Innovation & Scale Unified Strengths: Merging regenerative medicine and pharmaceutical innovation under NewCelX to accelerate R&D in diabetes and neurodegenerative diseases. Faster Development: Shared infrastructure and integrated platforms reduce time - to - market and improve clinical execution. Broader Impact: Combining DOXA and IsletRx enables next - generation therapies targeting metabolic, neurological, and inflammatory pathways. 39

Leadership Team Prof. Michel Revel Director & CSO Ronen Twito CPA Executive Chairman & CEO Prof. Ariel Revel, MD Medical Director Alex Zwyer , MBA Director Eric Konofal , MD, PhD Head of DOXA Program Kfir Molakandov , PhD VP of R&D Expertise The leadership brings extensive knowledge and experience in biotechnology, pharmaceutical operations, and finance, positionin g t he merged company as a pioneering force in advancing transformative therapies for complex medical conditions 40

41 41 The Circle 6 | P.O. Box CH - 8058 Zurich Switzerland Headquarter in Switzerland : +41 44 512 21 50 Main office in Israel : +972 - 73 - 797 - 1613 info@newcelx.com

Apendix DOXA Potential Innovative Platform other indications

Target	Relevance	Therapeutic Area
Orexin Receptors (OX1R & OX2R)	Regulate sleep-wake cycles, arousal, and energy homeostasis.	Narcolepsy, Idiopathic Hypersomnia, Parkinson’s Disease
Alpha-Synuclein	Key in protein aggregation in neurodegenerative diseases like Parkinson’s Disease.	Parkinson’s Disease, Synucleinopathies
Glutamate Receptor Ionotropic, NMDA 2B	Modulates excitotoxicity, a critical factor in neurodegenerative diseases.	Alzheimer’s Disease, ALS
Adiponectin Receptor Protein 1 (AdipoR1) & AdipoR2	Regulates energy metabolism, insulin sensitivity, and neuroprotection.	Alzheimer’s Disease, Parkinson’s Disease
SOD1 (Superoxide Dismutase 1)	Mitigates oxidative stress, especially in familial ALS.	ALS
Neuropeptides B/W Receptor Type 1 (NPBW1)	Regulates energy homeostasis and neuroendocrine pathways.	Sleep Disorders, Neurodegeneration
Cathepsin H (CTSH)	Protects orexin-producing neurons, reduces neuroinflammation, and promotes neuronal survival.	Narcolepsy, Neurodegenerative Diseases
Cathepsin B (CTSB)	Involved in autophagy and protein clearance, critical in neurodegenerative diseases.	Alzheimer’s Disease, Huntington’s Disease
Kynurenine Transaminase (KAT1)	Involved in cognitive dysfunction and neuroinflammation.	Cognitive Impairments, Neuroinflammation
Regulator of G-protein Signaling 16 (RGS16)	Involved in intracellular signal regulation.	Emerging CNS Targets

42

References page 1. https://www.bayer.com/media/en - us/bayer - acquires - bluerock - therapeutics - to - build - leading - position - in - cell - therapy/ 2. https://investors.vrtx.com/news - releases/news - release - details/vertex - acquire - semma - therapeutics - goal - developing - curative - cell 3. https://www.reuters.com/article/idUSKBN2A42JA/ 4. https://medcitynews.com/2022/01/amylyx - pharmas - ipo - lands - 190m - as - als - drug - begins - fda - review/ 5. https://investor.jazzpharma.com/news - releases/news - release - details/jazz - pharmaceuticals - and - sumitomo - pharma - announce - exclusive 6. https://www.fiercebiotech.com/biotech/vertex - absorbs - viacyte - 320m - clearing - out - competition - stem - cell - based - diabetes - treatments 7. https://www.prnewswire.com/news - releases/harmony - biosciences - announces - exclusive - agreement - to - develop - and - commercialize - tpm - 1116 - a - highly - potent - and - selective - oral - orexin - 2 - receptor - agonist - 302113794.html 8. https://www.globenewswire.com/news - release/2025/01/07/3005841/0/en/Sana - Biotechnology - Announces - Positive - Clinical - Results - from - T ype - 1 - Diabetes - Study - of - Islet - Cell - Transplantation - Without - Immunosuppression.html Page 10 1. https://www.als.org/understanding - als 2. https://www.als.net/als - resources/faq/ 3. https://www.360marketupdates.com/global - amyotrophic - lateral - sclerosis - als - treatment - market - 27075231 4. https://www.tandfonline.com/doi/full/10.1080/21678421.2023.2165947 Page 14 1. https://diabetesatlas.org/media/uploads/sites/3/2025/04/IDF_Atlas_11th_Edition_2025_Global - Factsheet.pdf 2. https://diabetesatlas.org/data - by - indicator/type - 1 - diabetes - estimates/people - with - type - 1 - diabetes - 0 - 19 - y/ 3. https://diabetesatlas.org/#:~:text=Diabetes%20around%20the%20world%20in%202021%3A&text=Diabetes%20is%20responsible%20for%206. 7,o ver%20the%20last%2015%20years . 4. Tao et al 2010, PLoS One. 2010; 5(7): e11501. doi : 10.1371/journal.pone.0011501 Page 23 43 Page 11 1. https://news.vrtx.com/news - releases/news - release - details/vertex - presents - positive - data - zimislecel - type - 1 - diabetes 2. https://seraxis.com/2024/10/15/oct - 15 - 2024/ 3. https://pryzm.ozmosi.com/product/26467 4. https://sernova.com/press_releases/sernova - biotherapeutics - provides - positive - interim - data - from - ongoing - phase - 1 - 2 - clinical - trial - of - cell - pouch - bio - hybrid - organ - in - patients - living - with - type - 1 - diabetes/ 5. https://www.aspectbiosystems.com/news - resources/novo - nordisk - partnership - to - develop - bioprinted - tissue - therapeutics - for - diabetes - and - obesity 6. https://ir.sana.com/static - files/33b2aa85 - 6fb6 - 47cf - baa5 - f97b587c8227 7. https://www.prnewswire.com/il/news - releases/brainstorm - announces - new - survival - data - from - expanded - access - program - cohort - remarkabl y - 90 - of - als - patients - survived - over - 5 - years - with - nurown - 302482187.html 8. https://alsnewstoday.com/news/potential - stem - cell - therapy - nsi - 566 - moving - into - phase - 3 - trial - seneca - says/#:~:text=Measurements%20 included%20ALSFRS%2DR%2C%20a,due%20to%20an%20ischemic%20stroke . 9. https://www.qthera.com/pipeline 10. https://www.cedars - sinai.org/newsroom/stem - cell - gene - therapy - shows - promise - in - als - safety - trial/ 11. https://www.takeda.com/newsroom/newsreleases/2025/takeda - orexin - data - oveporexton - phase - 3 - narcolepsy - world - sleep - 2025/ 12. https://investor.jazzpharma.com/news - releases/news - release - details/jazz - pharmaceuticals - and - sumitomo - pharma - announce - exclusive 13. https://investor.alkermes.com/news - releases/news - release - details/alkermes - present - new - research - related - alks - 2680 - sleep - 2025 1. https://www.emergenresearch.com/fr/industry - report/neurodegenerative - disease - market?srsltid=AfmBOop5A84ecNXpInATUKKxEDN3tSIaW_zz gsxcaKLy3177IfhObMMz 2. https://www.futuremarketinsights.com/reports/hypersomnia - treatment - market Page 33